UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                 CALL NOW, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK (NO PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  131004 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Robert Ouriel
                          Law Offices of Robert Ouriel
                         Attorneys and Counselors at Law
                          212 W. 71st Street, Suite 1B
                               New York, NY 10023
                                 (212) 580-9579
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                April 17th, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                   131004 10 3
--------------------------------------------------------------------------------
                                   (CUSIP NO.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box: [   ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOUILD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PUPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

--------------------------------------------------------------------------------
1.   Names of Reporting Persons                             Christopher J. Hall

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds                                        PF

--------------------------------------------------------------------------------
5.   Check if Disclosure of
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                   U.S.A.

--------------------------------------------------------------------------------
                          7.  Sole Voting Power             5,290,115
                          ------------------------------------------------------
    Number of Shares      8.  Shared Voting Power           -0-
 Beneficially Owned by    ------------------------------------------------------
 Each Reporting Person    9.  Sole Dispositive Power        5,290,115
         With             ------------------------------------------------------
                          10. Shared Dispositive Power      -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount of
     Beneficially Owned by Each                             5,290,115
     Reporting Person
--------------------------------------------------------------------------------
12.  Check box if aggregate
     Amount in Row (11)                                     [ ]
     Excludes Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class
     Represented by Amount in                               56.9 %
     Row (11)
--------------------------------------------------------------------------------
14.  Type of Reporting Person                               IN
--------------------------------------------------------------------------------

                                 Amendment No. 3
                                       to
                            Statement on Schedule 13D

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on February 11, 2002, by Christopher J. Hall relating to the common stock, par value $.01 per share (the "Common Stock"), of Call Now, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby supplemented by adding the following:

     From October 10, 2002 until October 25, 2002 Mr. Hall purchased with personal funds an additional 9,500 Shares of the Company's common stock in the open market for an average per share price of $0.30.

     On April 17th, 2003, Mr. Hall purchased with personal funds an additional 72,800 Shares of the Company's common stock in the open market for an average per share price of $1.11 or an aggregate purchase price of $80,808.00.

     Subsequent to the acquisition of the above shares, Mr. Hall was the beneficial owner of 5,290,115 Shares or 56.9% of the outstanding shares of the Company.

ITEM 5.        INTERESTS IN SECURITIES OF ISSUER.

     Item 5 is hereby amended by amending and restating subsection (a) and supplementing subsection (c) by adding the following:

          (a) The equity securities to which this statement relates consists of 5,290,115 shares of Common Stock, including: 223,957 shares of Common Stock owned by Bayshore Investment Trading Corp., a company owned 100% by Mr. Hall; 1,100 shares of Common Stock owned by Phoenix Investment Trading Partners, Inc., a company owned 100% by Mr. Hall; 346,100 shares of Common Stock owned by The Hemisphere Trust, a Belize company controlled 100% by Mr. Hall; and 1,100,000 Common Stock Purchase Options and 3,618,958 shares of Common Stock owned by Mr. Hall, as an individual.

          (c) During the 60 days preceding the filing of this report, Mr. Hall had made purchases of shares of Common Stock as set forth below:

          ----------------------------------------------------------------------
                                                                 AVERAGE
             DATE              NUMBER OF SHARES             CONSIDERATION PAID
                                                                PER SHARE
          ----------------------------------------------------------------------
          April 17, 2003             72,800                       $1.11
          ----------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:                , 2003
       ---------------


---------------------
Christopher J. Hall,
An individual